

Mail Stop 3561

April 17, 2007

Mr. Gary A. Harmon
Chief Financial Officer
The Dixie Group, Inc.
2208 South Hamilton Street
Dalton, Georgia 30721-4974

      RE: The Dixie Group, Inc.
              Form 10-K for Fiscal Year Ended December 30, 2006
              Filed March 9, 2007
              File No. 0-2585

Dear Mr. Harmon:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your disclosure in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition, page 14

Liquidity and Capital Resources, page 18

1.   Please revise to provide a discussion and analysis of financial condition, changes in financial condition and cash flows for three year period covered by the financial statements. The discussion and analysis should address material year to

year changes in financial position and cash flows and the reasons underlying those changes and provide information that is relevant to an understanding of your financial condition and cash flows. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Item 9A. Controls and Procedures, page 22

2.   You state that your chief executive and chief financial officers concluded that your disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company that is required to be included in your periodic filings under the Exchange Act. Please revise to clarify, if true, that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures. See the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e).

Financial Statements, page 30

3.   Please revise to display comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements that constitute a full set of financial statements. Refer to paragraph 22 of SFAS 130.

Consolidated Statements of Cash Flows, page 32

4.   Please tell us why income taxes paid related to sale of business is properly classified as an investing cash outflow. In this regard, paragraph 23(c) of SFAS 95 states that cash payments to governments for taxes should be classified as operating cash outflows.

Notes to Consolidated Financial Statements, page 34

Note D. Discontinued Operations, page 39

5.   Please tell us why the majority of the settlement of your legacy pension plan is properly classified in discontinued operations. In doing so, please tell us which disposal transaction the settlement is directly related to and explain to us the direct cause-and-effect relationship. Also, it appears that the settlement occurred later than one year following the disposal transaction. Please advise and, if

applicable, tell us the events and circumstances that delayed the settlement beyond one year following the disposal transaction and why the delay was beyond your control. Refer to paragraph 44 and footnote 25 of SFAS 144.

Schedule II, page 55

6.   Please tell us why the balances in the provisions for claims and allowances differ from the amounts included in accrued expenses disclosed in Note E on page 39. If the differences are attributable to accrued customer rebates, please clarify your disclosure as appropriate.

Exhibits 31.1 and 31.2

7.   Please confirm to us that the inclusion of the titles of your Chief Executive Officer and Chief Financial Officer in the introductory paragraph of the certifications was not intended to limit the capacity in which such individuals provided the certifications. Please revise to eliminate reference to the titles of the Chief Executive Officer and Chief Financial Officer in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief